Exhibit 1

Grown Rogue Hires Director of Sales in Michigan; Golden Harvests Receives Adult Use License and Continues Bay City Expansion; Announces Conversion of Debenture

Medford, Oregon, August 11, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, announced that it has hired a Director of Sales for Michigan, while its partner Golden Harvests, LLC (“Golden Harvests”) has received state and local approval for its first Class-C Adult Use License and continues its Bay City facility expansion with construction moving ahead for an additional 2,500 sq. feet of growing capacity.

The Class-C Adult-Use (Recreational) license will allow Golden Harvests to grow an additional 2,000 plants while selling its high quality and consistent indoor flower to cannabis retailers approved for adult use sales across the state. Golden Harvests also has two Class C Licenses under the Medical Marijuana Facilities Licensing Act (Medical) that permits up to 3,000 plants in the facility and sales to medical cannabis retailers, resulting in an increase of 40% in plant count in the 80,000 sq. foot Bay City facility. In the current market environment, average adult use wholesale pounds of flower are selling for US$3,500 to US$4,000, while medical wholesale pounds are selling for US$2,500 to US$3,000. In order to capitalize on the increased plant count under the Class-C Adult Use license, GR Michigan has committed an additional US$250,000 towards facility expansion which will add 2,500 sq. feet of flower canopy.

“Approval of the adult use license is very exciting as it will allow our partner Golden Harvests to provide high quality flower to meet the demands of the many retail locations who have been reaching out to our sales team in Michigan,” said Obie Strickler, Grown Rogue’s Chief Executive Officer, “The progress that has been made at the Bay City facility thus far has resulted in increased yields and quality of the product and we are excited to continue adding capacity to try and keep up with overwhelming flower demand.”

With the rapid expansion of the business and continued cannabis market growth in Michigan, Grown Rogue has made a key strategic hire with the addition of Meredith Miller as Director of Sales. Ms. Miller brings over 20 years of sales, marketing and leadership experience to the company, having spent the majority of her career at Red Bull North America where she helped establish the brand and widespread distribution in Michigan. She then moved into mid-west regional management sales and marketing roles, and was ultimately promoted to GM of Michigan and Ohio where she drove approximately $150M in sales annually. Ms. Miller will be responsible for implementing the sales strategy across the state, while formally launching the brand at retail and managing its expanding sales team.

“We are beyond excited to have Meredith join the Grown Rogue team as sales expands into adult use dispensaries across Michigan,” said Rob Rigg, Grown Rogue’s Chief Marketing Officer. “She is an experienced and respected sales and marketing leader with an extensive background at one of the world’s leading brands where she spent over a decade building relationships with retailers, while inspiring consumers, in order to strategically scale the business and establish quality market share.”

“I am thrilled to have the opportunity to join and contribute to the Grown Rogue team and partnership with Golden Harvests,” said Meredith Miller, Director of Sales. “I look forward to bringing my experience in product and brand marketing and passion for selling and developing partnerships to the Michigan cannabis market. My goal is to build upon the brand’s success in other markets as we aspire to become the premier flower brand in my home state with both consumers and retail partners.”

Grown Rogue also announced that, in connection with the option agreement relating to the acquisition of Golden Harvests dated February 6, 2020, it has exercised its option to delay for six months the payment on the next instalment of US$200,000 in cash and 200,000 in common shares of Grown Rogue that is owed to the owners of Golden Harvests. In exchange for the delay, Grown Rogue will pay to the owners of Golden Harvests US$25,000 in cash and 25,000 common shares of Grown Rogue.

Conversion of Debenture

A holder of a Grown Rogue debenture has elected to convert a principal amount of $100,000 in exchange for 800,000 common shares of Grown Rogue at a price of $0.125 per share. The conversion was completed and the common shares were issued pursuant to the terms of the debenture certificate that was issued on May 7, 2019 and amended on July 10, 2020.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward- looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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